

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Richard H. Anderson
Chief Executive Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re: Delta Air Lines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 1-05424**

Dear Mr. Anderson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are listed as a carrier service provider in the List of Authorized Providers of Air, Travel and Remittance Forwarding Services to Cuba released by the Treasury Department's Office of Foreign Assets Control. In addition, it appears that passengers can book flights between Amsterdam and Tehran (Iran) on your website, which also lists Tehran, Khartoum (Sudan), and Damascus (Syria), among the airports to and from which you apparently arrange passenger flights. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us your past, current, and anticipated contacts with the referenced countries, such as passenger and/or cargo flights to and from those countries, whether through subsidiaries, affiliates, joint ventures, contract carriers, codeshare or interline partners, alliances, or other direct or indirect arrangements, since your letter to us dated

March 1, 2007. Your response should include discussion of whether you have offices, facilities, equipment, ground services, sales agents, or other employees in Cuba, and the extent to which your dealings or arrangements have been with the government of Cuba, or entities controlled by that government.

2. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Your response should include any dollar amounts you have paid the governments of Cuba, Iran, Sudan, and/or Syria for overflight services provided to Delta aircraft that entered the commercial airspace of those countries en route to other destinations, and any dollar amounts you have paid related to interline flights to airline carriers located in any of the referenced countries for flight segments operated by those airline carriers. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance